Exhibit 99.1

December 28, 2012

The Manager – Listing

BSE Limited

Phiroze Jeejeebhoy Towers

Dalal Street

Mumbai- 400001

NYSE.

The Manager – Listing

National Stock Exchange of India Ltd.

Exchange Plaza,

Plot no. C/1, G Block,

Bandra-Kurla Complex

Bandra (E)

Mumbai - 400 051.

Fax No: (022) 26598120

Dear Sir,

Re: Clause 35A of the Listing Agreement – Voting Result – Scheme of Arrangement

Ref: BSE Stock code: 507685 and NSE stock code Wipro

In accordance with the clause 35A of the listing agreement, we write to inform you that the shareholders at the Court Convened Meeting held on December 28, 2012 have approved the scheme of arrangement between Wipro Limited (Demerged Company), Azim Premji Custodial Services Private Limited (Resulting Company) and Wipro Trademarks Holding Limited (Trademark Company).

Date of the Court convened Extra-ordinary General Meeting:	December 28, 2012

Total number of shareholders as on record date:	235,598

No. of shareholders present in the meeting either in person or through proxy: Promoters and Promoter Group: Public: Total	18 375 393

Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore 560035 Phone : +91 80 28440011, Fax : +91 80 28440054

Promoter/Public	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
	(1)	(2)	(3)=[(2)/(1)]* 100	(4)	(5)	(6)= [(4)/(2)]* 100	(7)= [(5)/(2)] *100

Promoter and Promoter Group	1,927,880,883	1,721,585,430	69.92	1,721,585,430	0	100.00	0.00

Public – Institutional holders	244,626,345	80,506,102	3.27	80,506,102	0	100.00	0.00

Public – Others	289,843,650	29,867,115	1.21	29,841,482	25,633	99.91	0.09

Total	2,462,350,878	1,831,958,647	74.40	1,831,933,014	25,633	100.00	0.00

Outcome of the Court Convened Meeting of the Shareholders of the company:

The court convened meeting of the shareholders of our company was held on Friday, December 28, 2012 at 4.00 PM (IST) at the Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics, Electronic City, Hosur Road, Bangalore – 561 229, Karnataka, India.

The shareholders transacted the following business.

Ordinary Business:

Sl No	Details of the Agenda	Remarks
1	Considering and if thought fit, approving, with or without modification(s), the Scheme of Arrangement between Wipro Limited (Demerged Company), Azim Premji Custodial Services Private Limited (Resulting Company) and Wipro Trademarks Holding Limited (Trademark Company)	Requisite majority by poll as shown above.

Please take the above details on record and acknowledge the same

Thanking You,

Yours faithfully,

For Wipro Limited

/s/ V. Ramachandran

V. Ramachandran

Company Secretary